 Harbor Funds

October 20, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Capital Advisors, Inc., pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a memorandum of Harbor Capital Advisors, Inc. in opposition to motion for a finding of relatedness of the complaint filed by Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant (Case No. 1:14-cv-00789), and the complaint filed by Ruth Tumpowsky against Harbor Capital Advisors, Inc. as the investment manager, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-07210).

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain, Esq.
Executive Vice President, General Counsel

Cc: David G. Van Hooser
        Anmarie S. Kolinski
        Erik D. Ojala, Esq.
        Harbor Capital Advisors, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

TERRENCE ZEHRER,
 	
    Plaintiff,
 	
v.
 	
HARBOR CAPITAL ADVISORS, INC.,
 	
    Defendant,
 	
-and-
 	
HARBOR INTERNATIONAL FUND,
 	
    Nominal Defendant.
	Case No. 14-CV-00789
	
	Honorable Joan Humphrey Lefkow

**MEMORANDUM OF DEFENDANT HARBOR CAPITAL ADVISORS, INC. IN
OPPOSITION TO MOTION FOR A FINDING OF RELATEDNESS**

Defendant Harbor Capital Advisors, Inc. ("HCA"), by its attorneys, respectfully submits this memorandum in opposition to the motion of non-party Ruth Tumpowsky for a finding pursuant to Local Rule 40.4 that *Tumpowsky v. Harbor Capital Advisors, Inc.*, No. 14-CV-7210 (N.D. Ill. filed Sept. 16, 2014), now pending before District Judge Robert W. Gettleman, is related to this action.

PRELIMINARY STATEMENT

The Motion for a Finding of Relatedness should be denied, or a ruling on that motion deferred, at this time. Local Rule 40.4(c) provides that motions for findings of relatedness generally should not be filed "until after the answer or motions in lieu of answer have been filed in each of the proceedings involved." In this case, HCA's response to the Complaint in *Tumpowsky* is due to be filed before Judge Gettleman on November 17, 2014. When it responds to that Complaint, HCA intends to move to dismiss on the ground, among others, that the principal claim asserted by Ms. Tumpowsky is duplicative of the claim, brought under the same section (Section 36(b)) of the Investment Company Act of 1940 (the "ICA"), which plaintiff Zehrer purports to assert against HCA in this action. Because a shareholder plaintiff in a case brought pursuant to Section 36(b) of the ICA may not sue for claimed individual damages, but rather may seek recovery only on behalf of the mutual fund in which he or she owns shares, a lawsuit by a *new* shareholder plaintiff making the *same* claim in connection with fees paid by the *same* mutual fund adds nothing to an earlier-filed lawsuit other than unnecessary burden and expense, and should be dismissed as duplicative. *See McReynolds v. Merrill Lynch & Co., Inc.,* 694 F.3d 873, 888-89 (7th Cir. 2012) (affirming the dismissal of a putative employment discrimination class action as duplicative of an earlier-filed case). In keeping with the admonition in Local Rule 40.4 regarding the timing of motions brought under that Rule, this issue should be presented to Judge Gettleman before this Court is burdened with the prospect of the reassignment of a lawsuit asserting a duplicative claim, and staffed by three additional law firms, to this Court's calendar.

Alternatively, HCA would not object to the reassignment of the *Tumpowsky* action to this Court's calendar provided that HCA's obligation to respond to the *Tumpowsky* Complaint, as well as any consideration of the consolidation of the *Tumpowsky* and *Zehrer* cases, is stayed until this Court has had the opportunity to rule upon HCA's pending motion to dismiss the *Zehrer* Complaint, and provided further that any such reassignment were conditioned upon Tumpowsky's adherence to the Scheduling Order already entered in the *Zehrer* case. Counsel for the plaintiff in *Tumpowsky* already have announced their intention (in discussions among counsel undertaken in attempt to resolve Tumpowsky's pending motion) to seek consolidation of the cases, with the *Tumpowsky* Complaint substituted for the *Zehrer* Complaint as the "operative" pleading, and to seek discovery that currently is stayed in *Zehrer*. Both steps would violate an agreement reached between counsel for HCA and the *Zehrer* plaintiff which resulted in the filing of a Joint Motion for Entry of Proposed Scheduling Order (the "Joint Motion") and, ultimately, in the Scheduling Order entered by this Court on June 2, 2014, and would thereby prejudice HCA.

FACTUAL BACKGROUND

Harbor Funds is a Delaware statutory trust and a registered open-end management investment company, commonly referred to as a mutual fund. Shares issued by Harbor Funds are divided into multiple series, one of which is Harbor International Fund (the "International Fund"). During most of the time period relevant to the *Zehrer* Complaint, the International Fund was governed by a Board of six Trustees, five of whom (the "Independent Trustees") were not, and are not today, "interested persons," as that term is defined in the ICA. 15 U.S.C. § 80a-2(a)(19). Defendant HCA serves as the investment adviser to the International Fund pursuant to investment advisory agreements which must be, and were, approved annually by a majority of the Independent Trustees, as well as by the Board as a whole. 15 U.S.C. § 80a-15(c).

Plaintiff Terrence Zehrer alleges that he is a shareholder in the International Fund. He filed the one count Complaint in this action on February 4, 2014, claiming that the investment management fee paid to HCA for the services it performs and expenses it incurs on the International Fund's behalf, as authorized by the Independent Trustees and full Board of the International Fund, purportedly is excessive, in violation of Section 36(b) of the ICA. HCA moved to dismiss the *Zehrer* Complaint on March 31, 2014, on the ground that it fails to state a claim upon which relief can be granted. The International Fund, named as a nominal defendant in Zehrer's Complaint, moved to dismiss on the same date. Both motions are pending.

On May 20, 2014, the parties in the *Zehrer* case jointly moved (Dkt. No. 57) for entry of a proposed Scheduling Order, which was entered by the Court on June 2, 2014. (Dkt. No. 61) The Scheduling Order embodies an agreement of the parties on several pleading, scheduling and discovery matters reached after arms-length negotiations. Pursuant to that agreement, rather than seeking a stay of all discovery during the pendency of its motion to dismiss, HCA agreed to produce certain documents described in the Joint Motion and Scheduling Order on or before a specified date (June 30, 2014). (*Id.* at ¶ 3)[1] In accordance with its undertaking, HCA produced over 4,300 pages of documents by the required date. All other discovery in the case was "stayed until such time, if any, as the Court determines that plaintiff has pleaded a complaint stating a cause of action against HCA under § 36(b) and Fed. R. Civ. P. 12(b)(6)." (*Id.* at ¶ 5) As consideration for HCA's production of documents notwithstanding the pendency of its motion to dismiss, plaintiff Zehrer agreed, and the Scheduling Order provides, that "[p]laintiff will not amend, or seek leave to amend, his complaint in this matter until the Court has ruled upon the Motion of Harbor Capital Advisors, Inc. to Dismiss . . . filed by HCA on March 31, 2014." (*Id.* at ¶ 4) Under the Scheduling Order, at such time, if any, that the Court determines that plaintiff has stated a cause of action, an aggressive eight-month fact discovery and three-month expert discovery schedule would follow. (*Id.* at ¶¶ 5, 6)

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[1] The documents HCA agreed to produce, subject to the terms of a Protective Order, consisted of "non-privileged portions of the minutes of the February 12-14, 2012, February 10-12, 2013, and March 25-26, 2013 meetings of the Board of Trustees of Harbor Funds (the 'Board') pertaining to Harbor International Fund (the 'Fund') and the Board's approval of the advisory and subadvisory agreements for the Fund." (*Id.* at ¶ 3) In addition, and also subject to the terms of the Protective Order, HCA agreed to produce "non-privileged portions of documents provided to the Board pursuant to the Independent Trustees' 15 U.S.C. §80a-15(c) request letters pertaining to the Board's consideration of the advisory and subadvisory agreements for the Fund at such meetings." (*Id.*)

Non-party Tumpowsky filed her Complaint on September 16, 2014. The action has been assigned to Judge Gettleman. In her Complaint, Ms. Tumpowsky also purports to assert a claim under Section 36(b) of the ICA for fees received by HCA for investment advisory services performed on behalf of the International Fund. (Compl. at Count I, *Tumpowsky*, No. 14-CV-7210 (Dkt. No. 1)) She asserts a similar claim in Count II of her Complaint with respect to fees paid to HCA by the Harbor High-Yield Bond Fund -- a much smaller Harbor fund which pays commensurately lower aggregate fees to HCA. Judge Gettleman has entered an Order providing that HCA has until November 17, 2014 within which to answer, move or otherwise plead to the *Tumpowsky* Complaint. (*Tumpowsky*, No. 14-CV-7210 (Dkt. No. 12)) HCA intends to move to dismiss Ms. Tumpowsky's Complaint on the ground that Count I (challenging the fees received by HCA from the International Fund) is duplicative of the claim asserted in this action, and on the ground that neither Count of the *Tumpowsky* Complaint states a claim upon which relief can be granted.

ARGUMENT

I.   The Motion for a Finding of Relatedness Is Premature

As noted immediately above, HCA intends to seek the dismissal of Ms. Tumpowsky's claim as to the International Fund (Count I of her Complaint) on the ground that it is duplicative of Mr. Zehrer's Complaint in this action. In affirming Judge Gettleman's dismissal of a putative employment discrimination class action involving the same plaintiff and the same claim as an earlier filed action, but joining an additional defendant, the Seventh Circuit has observed that a Court has broad discretion to dismiss a complaint "'for reasons of wise judicial administration . . . whenever it is duplicative of a parallel proceeding already pending in another federal court.'" *McReynolds*, 694 F.3d at 888 (quoting *Serlin v. Arthur Andersen & Co.*, 3 F.3d 221, 223 (7th Cir. 1993) (no special factors outweighed court's interest in dismissing an age discrimination suit which was duplicative of a suit already pending in the same court); *see also Colorado River Water Conservation Dist. v. U.S.*, 424 U.S. 800, 817 (1976) ("[a]s between federal district courts . . . the general principle is to avoid duplicative litigation") (citing, among others, *Kerotest Mfg. Co. v. C-O-Two Fire Equipment Co.*, 342 U.S. 180, 183 (1952)); *see also Fawcett v. Ditkowsky*, No. 92-CV-2371, 1992 WL 186065, at *3-4 (N.D. Ill. July 27, 1992) (dismissing second action and imposing sanctions *sua sponte* because the second lawsuit constituted an impermissible attempt to broaden the claims in the first action brought by the same plaintiffs, who requested a finding of relatedness and sought consolidation of the cases).

A suit is duplicative where the "'claims, parties, and available relief do not significantly differ between the two actions.'" *McReynolds*, 694 F.3d at 889 (quoting *Ridge Gold Standard Liquors, Inc. v. Joseph E. Seagram & Sons, Inc.*, 572 F. Supp. 1210, 1213 (N.D. Ill. 1983)). That is the case here, where Ms. Tumpowsky' s claim as to fees paid to HCA by the International Fund asserts the same legal theory under Section 36(b) of the ICA as does Mr. Zehrer's Complaint in this action, and both cases purport to seek compensatory damages and rescission of HCA's investment advisory agreements with the International Fund. Although different named plaintiffs appear in the caption of each complaint, this is a distinction without a difference, since both plaintiffs purport to be bringing suit on behalf of the International Fund. *See Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 535 n.11 (1984) ("any recovery obtained in a § 36(b) action will go to the [fund] rather than the plaintiff"); *see also Ridge Gold Standard Liquors, Inc.*, 572 F. Supp. at 1214 (court was "obligated to exalt substance over form when determining whether this action is duplicative" and dismissed duplicative action after finding that plaintiffs in the action were "fully and effectively represented in the proceedings before [the first court]"); *Copello v. Boehringer Ingelheim Pharm., Inc.*, 812 F. Supp. 2d 886, 889-90 (N.D. Ill. 2011) (dismissing second action as duplicative where two plaintiffs brought putative employment collective action complaints against their former employer seeking overtime pay on behalf of a group of pharmaceutical sales representatives); *Rodgers v. Dart*, No. 11-CV-5118, 2012 WL 2115608, at *3 (N.D. Ill. Jun. 11, 2012) (section 1983 claim dismissed in its entirety where the plaintiff was a member of the class in a previously-filed class action based on the same claims); *Kennihan & Co. v. Calphalon Corp.*, No. 98-CV-7175, 1999 WL 261830, at *2 (N.D. Ill. Apr. 12, 1999) (second action dismissed as duplicative despite difference of seven plaintiffs and invocation of different statutes; the claims were "the same" because they both alleged the same breach of contract and involved common factual issues).

HCA obviously is aware that this Court cannot dismiss a case currently pending before Judge Gettleman. But there is ample authority for Judge Gettleman to dismiss, and such a dismissal could (and in HCA's view, should) render Ms. Tumpowsky's Motion for a Finding of Relatedness moot, in whole or in part. Consequently, Ms. Tumpowsky's Motion for a Finding of Relatedness should be denied as premature, or a ruling deferred, at this time.

II.   Plaintiffs Should Not be Permitted to Circumvent the Parties' Agreement and the Scheduling Order in this Case Through the Device of Seeking the Reassignment of a Duplicative Case

Although Ms. Tumpowsky's motion is captioned as a "Motion for a Finding of Relatedness," it also asserts (albeit in conclusory form) that the *Tumpowsky* and *Zehrer* cases satisfy the criteria in Local Rule 40.4(b) for the reassignment of cases that are "related" within the meaning of Local Rule 40.4(a).[2] Thus, it is evident that Ms. Tumpowsky seeks the reassignment of her case to this Court, not merely a finding that the cases are related.

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[2]   One of the grounds for reassignment offered in Tumpowsky's Motion for a Finding of Relatedness is that both the *Zehrer* and *Tumpowsky* complaints request a jury trial. The Seventh Circuit has held, however, that there is no right to a jury trial in a Section 36(b) action. *Kamen v.*

It is equally evident from discussions between counsel for the parties that counsel for Ms. Tumpowsky do not intend to stop at the reassignment of the *Tumpowsky* case to this Court. Ms. Tumpowsky's counsel have indicated that in the event of the reassignment of the case, they contemplate (apparently with the consent of Mr. Zehrer's counsel) either consolidation of the cases or that the *Tumpowsky* Complaint would be deemed the "operative" pleading in the cases. (Counsel for Ms. Tumpowsky have not identified any authority for such a substitution of one pleading for another without leave to amend.) They also have made clear that they would seek discovery of Board materials outside the scope of the parties' agreement and the Scheduling Order entered by this Court.

In the event of a reassignment of the *Tumpowsky* case to this Court, the course contemplated by Tumpowsky would operate to circumvent the Scheduling Order's prohibition on amendment of the *Zehrer* Complaint until the Court has ruled upon HCA's pending motion to dismiss,[3] as well as its specific limitation on discovery. (Dkt. No. 61 at ¶ 4) These provisions of the Scheduling Order were negotiated by Mr. Zehrer's counsel in exchange for, among other things, specified discovery that HCA agreed to provide (and has provided) to Mr. Zehrer. (*Id.* at ¶ 3)

Allowing either plaintiff -- Mr. Zehrer or Ms. Tumpowsky -- to circumvent the agreement between the parties to the *Zehrer* case and the Scheduling Order implementing that

---

Kemper Financial Servs., Inc., 908 F.2d 1338, 1351 (7th Cir. 1990), *rev'd on other grounds*, 500 U.S. 90 (1991).

[3] The substitution of the *Tumpowsky* Complaint as the "operative" pleading in this action unquestionably would contravene the Scheduling Order's prohibition of amendments. The courts have recognized and rejected similar attempts to circumvent court orders or procedural rules prohibiting amendment through the device of filing a second complaint. *See, e.g., Fawcett*, 1992 WL 186065, at *3 (holding that plaintiffs should not "be permitted to file essentially duplicative complaints in an effort to expand the procedural rights that are available regarding amendment" and dismissing second-filed action because it "in effect proposes[s] an end-run around Federal Rule of Civil Procedure 15").

agreement would unfairly prejudice HCA. Rather than seek a stay of discovery during the pendency of its motion to dismiss, HCA agreed to make production of several categories of documents specified by Zehrer. *See* n.1, *supra.* In consideration of this production, HCA negotiated for and received plaintiff Zehrer's undertakings that (1) "all [other] party and third-party discovery in this action shall be stayed until such time, if any, as the Court determines that plaintiff has pleaded a complaint stating a cause of action against HCA under § 36(b)," and (2) pending a ruling on HCA's motion to dismiss Zehrer's Complaint, "plaintiff will not amend, or seek leave to amend, his complaint in this matter. . . ." (Joint Motion for Entry of Proposed Scheduling Order and Agreed Protective Order at ¶ 4(b) (Dkt. No. 57)) Permitting the substitution of the *Tumpowsky* Complaint for the *Zehrer* Complaint, whether by "deeming it the operative complaint" or allowing the filing of a consolidated amended complaint, would deprive HCA of the benefit of its agreement,[4] as would permitting Tumpowsky to pursue discovery outside the scope of that agreement and the Scheduling Order.

Ms. Tumpowsky's counsel may argue that neither she nor they were parties to HCA's agreement with Zehrer, and that they should not be bound by its terms or by the terms of the Court's Scheduling Order. However, the proposed interjection of a *new* party into a case (much less a duplicative claim brought by a party different in name only) is not an intervening event warranting disregard of the Court's Scheduling Order. *See, e.g., Green v. Green*, 218 F.2d 130, 135 (7th Cir. 1954) (party seeking joinder as a party plaintiff would "be bound by all previous orders entered in the case"); *N.W. Enterprises, Inc. v. City of Houston*, 27 F. Supp. 2d 754, 911 (S.D. Tex. 1998), *aff'd in part, rev'd in part on other grounds, dismissed in part*, 352 F.3d 162

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[4] Such a substitution of the pleadings would moot the defendants' pending motions to dismiss, result in months of wasted effort, and require the resubmission of motions directed to the "operative" complaint, contrary to the agreement of the parties in *Zehrer*.

(5th Cir. 2003), *reh'g* 372 F.3d 333 (5th Cir. 2004) (party intervening as plaintiff would be required to agree to be bound by court's prior scheduling orders and rulings).

Furthermore, there is reason to suspect that Tumpowsky's counsel are working in concert with Zehrer's counsel in this action, including in connection with the plan to substitute the *Tumpowsky* Complaint for the current Complaint in *Zehrer*. Collectively, the law firms representing Tumpowsky and Zehrer are responsible for the filing of 13 of some 15 Section 36(b) cases that have been filed in the District Courts since 2013. And although counsel for Tumpowsky and Zehrer at one time competed for the control of Section 36(b) litigation, they now appear to have set their differences aside and combined forces in a number of cases. *See, e.g.*, Notice of Association, *McClure v. Russell Inv. Mgmt. Co.*, No 13-CV-12631 (D. Mass. Sept. 8, 2014) (Dkt. No. 51) (the Robbins Arroyo firm filed a "Notice of Association" with the Zwerling firm); Stipulation and [Proposed] Order Consolidating Cases and Establishing a Leadership Structure for Plaintiffs' Counsel, *In re BlackRock Mut. Funds Advisory Fee Litig.*, No. 14-CV-01165 (D.N.J. May 2, 2014) (Dkt. No. 17-1) (Robbins Arroyo stipulated to the appointment of the Zwerling firm as Lead Counsel for plaintiffs).

"The decision of whether to reassign a case lies within the sound discretion of the trial court." *Clark v. Ins. Car Rentals Inc.*, 42 F. Supp. 2d 846, 847 (N.D. Ill. 1999); *Williams v. Walsh Const.*, No. 05-CV-6807, 2007 WL 178309, at *1 (N.D. Ill. Jan. 16, 2007) (same). In the event the Court does not deny Tumpowsky's motion as premature or defer ruling on that motion at this time, the Court should exercise its discretion by conditioning any finding that *Tumpowsky* should be reassigned to this Court's calendar upon adherence by the plaintiffs in both cases to the terms of the Scheduling Order entered in this action on June 2, 2014. In addition, the Court should stay HCA's obligation to respond to Tumpowsky's Complaint, as well as any consideration of the consolidation of *Tumpowsky* and *Zehrer*, until such time as the Court has had an opportunity to rule upon the pending motions to dismiss Zehrer's Complaint. HCA would not object to the reassignment of the *Tumpowsky* case to this Court's calendar with these safeguards in place.

WHEREFORE, defendant HCA respectfully requests that the Court deny or defer ruling on the motion of non-party Ruth Tumpowsky for a finding pursuant to Local Rule 40.4 that *Tumpowsky v. Harbor Capital Advisors, Inc.* No. 14-CV-7210 (N.D. Ill. filed Sept. 16, 2014) is related to this action. In the alternative, HCA respectfully requests that the Court condition reassignment of the *Tumpowsky* action to this Court's calendar upon adherence to the Scheduling Order entered herein, and stay HCA's obligation to respond to Tumpowsky's Complaint, as well as any consideration of the consolidation of *Tumpowsky* and *Zehrer*, until such time as the Court has had an opportunity to rule upon pending motions to dismiss the *Zehrer* Complaint.

Dated: October 17, 2014

Respectfully submitted,

DEFENDANT HARBOR CAPITAL
ADVISORS, INC.

By: _____ /s/ John W. Rotunno _____
One of its Attorneys

John W. Rotunno
Stephen J. O'Neil
Paul J. Walsen
Molly K. McGinley
Nicole C. Mueller
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Email: john.rotunno@klgates.com
      stephen.oneil@klgates.com
      paul.walsen@klgates.com
      molly.mcginley@klgates.com
      nicole.mueller@klgates.com
Attorneys for Harbor Capital Advisors, Inc.

11

CERTIFICATE OF SERVICE

This is to certify that on October 17, 2014, the foregoing **Memorandum of Defendant Harbor Capital Advisors, Inc. in Opposition to Motion For a Finding of Relatedness** was filed with the Clerk of Court using the CM/ECF system, which will send notification of such filing to following counsels of record:

Norman Rifkind
Amelia S. Newton
351 West Hubbard Street, Suite 401
Chicago, Illinois 60654

Brian J. Robbins
Stephen J. Oddo
Edward B. Gerard
Justin D. Rieger
600 B Street, Suite 1900
San Diego, California 92101

Joanna L. Barry
Dechert LLP
Cira Centre, 2929 Arch Street
Philadelphia, PA 19104-2808

Angela M. Liu
Joni S. Jacobsen
Dechert LLP
77 West Wacker
Suite 3200
Chicago, IL 60601

David A. Kotler
Dechert LLP
Suite 500
902 Carnegie Center
Princeton, NJ 08540-6531

Matthew L. Larrabee
Dechert LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111

This also certifies that the foregoing was served via e-mail and by placing copies of the same in the United States Postal Service mail receptacle located at 70 West Madison, Chicago, Illinois 60602, properly addressed and with proper postage prepaid, directed to the following:

Andrew W. Robertson
Susan Salvetti
Jeffrey F. Zwerling
Robin F. Zwerling
Zwerling, Schachter & Zwerling, LLP
41 Madison Avenue
New York, NY 10010

Arnold C. Lakind
Robert L. Lakind
Daniel S. Sweetser
Szaferman, Lakind,
  Blumstein & Blader, P.C.
101 Grovers Mill Road
Suite 200

Lawrenceville, NJ 08540
Marvin Alan Miller
Miller Law LLC
115 South LaSalle Street
Suite 2910
Chicago, Illinois 60603

_____/s/ John W. Rotunno_____